





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DE PAOLA TRADING INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O BAYAT CONSULTING INC., 14 WALL STREET, 20TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER SIPKIN CPAS LLC
(Name – *if individual, state last, first, middle name*)

420 LEXIGNTON AVENUE, SUITE 2160	NEW YORK	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER JULIAN DE PAOLA _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DE PAOLA TRADING INC. _____, as of SEPTEMBER 30 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President
Title

_____
Notary Public

SIMON SHAMOUN
Notary Public - State of New York
No. 02SH6240477
Qualified in Kings County
Commission Expires May 09, 2023

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE PAOLA TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED SEPTEMBER 30, 2020

SEPTEMBER 30, 2020

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Financial Statement	3-6

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
De Paola Trading, Inc.
c/o Bayat Consulting
14 Wall Street – 20th Floor
New York, NY 10005

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of De Paola Trading, Inc. as of September 30, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of De Paola Trading, Inc. as of September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of De Paola Trading, Inc.'s management. Our responsibility is to express an opinion on De Paola Trading, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to De Paola Trading, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as De Paola Trading, Inc.'s auditor since 2017.

New York, NY
November 17, 2020

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

ASSETS

Cash	$	22,567
Accounts recievable		418,310
Recievable form NYSE		219,394
Due from clearing firm		188,501
Other Assets		92,766
Total assets	$	941,538

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	276,466
Notes payable PPP loan		331,364
Total liabilities		607,830

STOCKHOLDERS' EQUITY:

Common Stock, no par value, 200 shares authorized, 10 shares issued and outstanding		45,000
Additional paid-in capital		25,000
Retained earnings		263,708
TOTAL STOCKHOLDERS' EQUITY:		333,708
TOTAL LIABILITIES STOCKHOLDERS' EQUITY:	$	941,538

The accompanying notes are an integral part of this statement

NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2020

Note 1 - Nature of Business

De Paola Trading, Inc. (The "Company") is a New York corporation, formed on February 27, 2007, for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investors Protection Corporation ("SIPC").

The Company earns commissions as an introducing broker of securities transactions.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at September 30, 2020.

Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Effective July 1, 2018, the Company adopted the new revenue recognition standard established by the Financial Accounting Standards Board ("FASB"): ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The Company has assessed the effect that Topic 606 (as amended) has had on its results of operations, financial position and cash flows and has determined that all revenues have been fully earned as of September 30, 2020. The Company's execution transactions generally settle T+2, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2020

Note 2 - Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

Fair Value Measurements

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company has no investments as of September 30, 2020.

Note 3 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company is not making any contribution and has no liability to the plan for the fiscal year ended September 30, 2020.

Note 4 - Concentrations of Credit Risk

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At September 30, 2020, the amount in excess of insured limits of $250,000 was $227,433.

NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2020

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (I5c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I. Rule I5c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio.would exceed I0 to 1. At September 30, 2020, the Company had net capital of $110,960, which was $92,529 in excess of its required minimum net capital of $18,431. The Company's ratio of aggregate indebtedness to net capital was 249% as of September 30, 2020.

Note 6 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 – Notes Payable

PPP Loan
The Company received a loan from Signature Bank in the amount of $331,364 under the Paycheck Protection Program established by the Coronavirus Aid, Relief. and Economic Security (CARES) Act. The loan is subject to a note dated April 29, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made as to whether the Company will be eligible forgiveness in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

Note 8 - Legal Discloser

During the period of May 2019 through August 2020 (the "Relevant Period"), the Company, violated: (1) NYSE American Rules 933NY, 963NY, and 991NY when the Firm effected six trade-throughs, one of which caused potential customer harm in the amount of $9,207.38; (2) NYSE American Rule 935NY for failing to expose an agency order for at least one second prior to execution; (3) NYSE American Rules 16, 922NY, and 935NY for failing to announce an order, for failing to have instructions to trade at a certain price; and for walking the price in contravention of the principles of good business practice; (4) NYSE American Rule 934.3NY for executing tied hedge trades that did not meet the 500-contract minimum requirement, and NYSE American Rule 955NY by failing to properly systematize the order as a tied hedge trade; (5) NYSE American Rule 955NY by informing a customer that an order had been announced prior to the order being systematized; and (6) NYSE American Rule 320 for failing to establish and maintain adequate supervisory systems and written procedures that were reasonably designed to ensure compliance with NYSE American Rules 963NY, 991NY, 935NY, 922NY, 955NY, and 934.4NY. As part of the settlement the Company was fined $50,000 which was accrued in September 2020 and included in "Regulatory Fees".

NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2020

Note 9 - Commitments

Office Space

The Company entered into a six month short term occupancy agreement commencing November 1, 2020 through April 30, 2021 for $4,800.00 per month. Minimum aggregate annual rentals for office space at September 30, 2020 are approximately as follows:

For the Year ending September 30:	Amount
2021	$28,800

Occupancy expense for the year ended September 30, 2020 was $57,645.

Note 10– Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending September 30, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11 - Subsequent Events

The Company has evaluated subsequent events through November 17, 2020, the date this financial statement was available to be issued, and has determined there are no subsequent events to be reported.

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act includes temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.